NEWS RELEASE	ELD No. 13-07
TSX: ELD NYSE: EGO	May 2, 2013

2013 First Quarter Financial and Operating Results

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the first quarter ended March 31, 2013. Profit attributable to shareholders of the Company for the quarter was $79.8 million or $0.11 per share excluding a one-time $125.2 million non-cash charge related to a change in Greek tax rates. This compares to $67.9 million or $0.11 per share for the same quarter in 2012.

“During the first quarter Eldorado sold 189,346 ounces of gold at an average gold price of $1,622 per ounce. Our gold mines continue to perform to plan and generate significant cash flows which will be used for the Phase IV expansion of our Kisladag mine and new mine development” said Paul Wright, CEO of Eldorado. “The Company continues to maintain its guidance for 2013, with gold sales of 705,000 to 760,000 ounces, operating cash costs of $515-530 per ounce and all-in cash costs of approximately $950 per ounce. With our strong balance sheet and comparatively low cost gold mining operations Eldorado is well positioned to confront the recent weakness in gold prices.”

First Quarter Summary Results and Corporate Developments

  Gold sales of 189,346 ounces at an average gold price of $1,622 per ounce (Q1 2012 sales of 150,661 ounces at an average gold price of $1,707).
  Gold production of 163,768 ounces at an average cash operating cost of $505 per ounce (Q1 2012 gold production – 155,535 ounces at $452 per ounce).
  9% increase in earnings from gold mining operations before taxes over the same quarter in 2012.
  36% increase in cash from operating activities before changes in non-cash working capital over the same quarter in 2012.
  Payment of Cdn$0.07 dividend per share to shareholders of the Company on February 14, 2013.
  On April 17, 2013, the Council of State (“COS” or “Greek Court”), the Supreme Administrative Court of Greece, upheld the validity of the Environmental Impact Assessment (“EIA”) permit for the Hellas Gold projects comprising the “Kassandra Mines” (Stratoni, Olympias & Skouries) in Halkidiki, northern Greece.

Change in Greek corporate income tax rate

Effective January 1, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%. As required by IAS 12, “Income Taxes”, when an income tax rate changes, the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The impact on profit for the quarter was $125.2 million, or $0.17 per share.

1

Greek Court Judgement for Hellas Gold projects

On April 17, 2013 the Greek Court, after thorough deliberation and examination of the contents of the EIA study and the environmental terms of the permit, found that the requirements of the Greek and European Union legislation have been met. The COS determined the alleged grounds of an appeal dated June 6, 2012 challenging the validity of the EIA permit were without merit and this appeal was rejected in its entirety.

Review of Financial Results

Summarized Financial Results – quarter ended March 31,	2013	2012
Revenues (millions)	$338.1	$271.5
Gold sold (ounces)	189,346	150,661
Average realized gold price ($/ounce)	$1,622	$1,707
Cash operating costs ($/ounce sold) (1)	$505	$452
Total cash cost ($ per ounce sold) (1)	$567	$529
Gross profit from gold mining operations (1) (millions)	$163.8	$150.7
Profit (loss) attributable to shareholders of the Company (millions)	($45.5)	$67.9
Earnings (loss) per share attributable to shareholders of the Company – Basic ($/share)	($0.06)	$0.11
Earnings (loss) per share attributable to shareholders of the Company – Diluted ($/share)	($0.06)	$0.11
Dividends paid (Cdn$/share)	$0.07	$0.09
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$139.9	$102.8
(1)	The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, earnings from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 11 of the Management Discussion and Analysis for discussion of non-IFRS measures.

The Company reported a loss of $45.4 million (or $0.06 per share) for the quarter compared with profit of $67.9 million (or $0.11 per share) in the first quarter of 2012. Excluding a $125.2 million adjustment related to a change in Greek tax rates the Company reported adjusted profit of $79.8 million compared with $67.9 million for the same quarter in 2012. The difference in adjusted profit year over year was due to higher gross profit from gold mining operations during the quarter as well as $17.8 million in costs related to the acquisition of European Goldfields Limited (“EGU”) reported in the first quarter of 2012. Higher sales volumes year over year were partially offset by lower prices and higher unit production costs. Realized gold prices fell 5% year over year. Unit production costs from gold mining operations rose 8% compared with the first quarter of 2012 as our Chinese mines reported unit cost increases related to lower grades and gold production. Depreciation, depletion and amortization expense increased 35% over the first quarter of 2012, mainly as a result of the addition of Efemcukuru depreciation. The Company also reported $10.5 million in interest and financing costs as compared with $0.7 million in the first quarter of 2012, reflecting the cost of servicing the Senior Notes issued in the fourth quarter of 2012. Excluding the $125.2 million adjustment, the effective tax rate was 36% for the quarter as compared with 27% for the first quarter of 2012. The increase in the effective tax rate over the first quarter of 2012 was due to an increase in accrued withholding taxes on dividends paid by our Turkish subsidiary as well as increases in non-deductible expenses in Canada.

2

Operations Update

Kisladag

Operating Data – quarter ended March 31,	2013	2012
Tonnes placed on pad	2,915,508	3,140,492
Average treated head grade - grams per tonne (g/t)	1.29	1.13
Gold (ounces)
- Produced	70,221	65,707
- Sold	70,250	65,164
Cash operating costs (per ounce sold)	$334	$339
Total cash costs (per ounce sold)	$359	$374

Financial Data (millions)
Gold revenues	$114.5	$110.6
Depreciation and depletion	$3.2	$2.6
Gross profit – gold mining operations	$85.0	$82.5
Capital expenditure on mining interests	$35.4	$3.6

Gold production at Kisladag was 7% higher year over year while gold ounces placed on the pad during the year increased 6% over 2012, mainly as a result of higher average treated head grade. Gold ounces sold were higher year over year due to a slightly higher head grade as well as recovery of gold placed on the pad in 2012. Cash operating costs were lower year over year as a result of the higher grade material placed on the pad as well as lower annual average exchange rates for the Turkish lira in comparison with the previous year. Capital expenditures at Kisladag for the quarter included costs on the Phase IV preparation works, capitalised waste stripping and various smaller construction projects.

Efemcukuru

Operating Data – quarter ended March 31,	2013	2012[1]
Tonnes Milled	86,879	70,646
Average Treated Head Grade - g/t	8.47	8.74
Average Recovery Rate (to Concentrate)	93.6%	92.2%
Gold (ounces)
- Produced	19,856	4,293
- Sold	50,291	3,583
Cash operating costs (per ounce sold)	$582	-
Total cash costs (per ounce sold)	$619	-
Financial Data (millions)
Gold revenues	$81.2	-
Depreciation and depletion	$9.8	-
Gross profit – gold mining operations	$38.7	-
Capital expenditure on mining interests	$9.8	$14.0

1 Ounces produced and sold in 2012 were pre-commercial

Gold sales from Efemcukuru during the quarter were significantly higher than gold production as a result of the sale of concentrate inventories built up at the Kisladag Treatment Plant during 2012. Mined tonnage was below plan due to issues with paste plant availability and quality. Significant improvements have been undertaken during the quarter resulting in improved results by quarter end. Most of the capital spending during the quarter was related to underground development.

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Tanjianshan

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	247,061	262,793
Average Treated Head Grade – g/t	3.74	4.00
Average Recovery Rate	80.8%	81.3%
Gold (ounces)
- Produced	26,207	28,816
- Sold	26,207	28,816
Cash operating costs (per ounce sold)	$442	$408
Total cash costs (per ounce sold)	$636	$605
Financial Data (millions)
Gold revenues	$42.6	$49.6
Depreciation and depletion	$6.5	$7.4
Gross profit – gold mining operations	$19.1	$24.6
Capital expenditure on mining interests	$1.8	$4.1

Gold production at Tanjianshan was 9% lower year over year mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Tonnes milled in the quarter were 6% lower than 2012 while average treated head grade was 6% lower than 2012. Circuit recoveries remained relatively constant. Cash operating costs per ounce were 8% higher year over year mainly as a result of lower grade ore and lower ounce production. Most of the capital spending this quarter was on exploration drilling.

Jinfeng

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	351,901	368,756
Average Treated Head Grade – g/t	2.43	3.17
Average Recovery Rate	82.4%	85.5%
Gold (ounces)
- Produced	21,742	35,235
- Sold	21,683	35,197
Cash operating costs (per ounce sold)	$832	$643
Total cash costs (per ounce sold)	$930	$715
Financial Data (millions)
Gold revenues	$35.0	$60.3
Depreciation and depletion	$6.2	$8.4
Gross profit – gold mining operations	$8.7	$26.6
Capital expenditure on mining interests	$13.9	$9.0

Gold production at Jinfeng was 38% lower year over year mainly as a result of treating lower grade material from the open pit and stockpiles. A total of 54,126 tonnes of ore was mined from the open pit this quarter (first quarter 2012 – 29,960 tonnes). It is expected that significant ore production will recommence from the pit in the second quarter of 2013 once the waste stripping has uncovered the ore body. A total of 138,989 tonnes of ore were mined from the underground during the quarter (first quarter 2012 – 129,903 tonnes). Cash costs were 29% higher year over year reflecting the impact of the decrease in treated head grade and the slightly lower throughput. Capital expenditures for the quarter included waste stripping, underground development, mining equipment and tailings dam lift construction.

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White Mountain

Operating Data – quarter ended March 31,	2013	2012
Tonnes Milled	198,934	158,114
Average Treated Head Grade – g/t	3.80	4.46
Average Recovery Rate	85.6%	86.1%
Gold (ounces)
- Produced	20,915	21,484
- Sold	20,915	21,484
Cash operating costs (per ounce sold)	$634	$543
Total cash costs (per ounce sold)	$679	$588
Financial Data (millions)
Gold revenues	$33.9	$36.7
Depreciation and depletion	$7.4	$6.5
Gross profit – gold mining operations	$12.3	$18.4
Capital expenditure on mining interests	$6.0	$6.4

Gold production at White Mountain during the quarter was slightly lower year over year with higher ore throughput offsetting lower grade. The increase in tonnes was due to an increase in underground mining efficiency as a result of increased mine development. Recovery was on par with the previous reporting period. Cash operating costs per ounce were 17% higher year over year as a result of the higher tonnage and decreased head grade and due to costs related to increased backfill and secondary development rates to sustain higher production tonnage. Capital expenditures for the quarter included capitalized underground development, upgrade of the underground service facility and capitalized exploration costs.

Vila Nova

Operating Data – quarter ended March 31,	2013	2012
Tonnes Processed	212,911	189,747
Iron Ore Produced	183,426	163,901
Average Grade (% Fe)	59.64%	63.1%
Iron Ore Tonnes
- Sold	129,548	88,581
Average Realized Iron Ore Price	$117	$84
Cash Costs (per tonne sold)	$ 66	$ 65
Financial Data (millions)
Revenues	$15.2	$7.4
Depreciation and depletion	$1.2	$0.7
Gross profit – gold mining operations	$5.4	$0.9
Capital expenditure on mining interests	$3.4	$0.2

Iron ore production and sales increased year over year as a result of the impact of new mining equipment purchased late last year on mining productivity. A major incident at the shipping port owned by Anglo Ferrous, a third party, occurred on March 29, 2013 when a large part of the Santana Port on-shore areas and facilities slid into the Amazon River. Part of Vila Nova’s ore stockpile, estimated to be 22,000 tonnes of iron ore, was on site and is assumed to be lost. No Unamgen employees were injured. No further iron ore sales are anticipated in the short term and Company personnel are exploring a number of alternatives to continue iron ore sales.

5

Stratoni

Operating Data – quarter ended March 31,	2013	2012
Tonnes ore mined (wet)	54,125	18,942
Tonnes ore processed (dry)	48,521	16,602
Pb grade (%)	6,21%	5.95%
Zn grade (%)	9,36%	9.72%
Ag grade (g/t)	163	158
Tonnes of concentrate produced	12,278	3,862
Tonnes of concentrate sold	13,968	5,569
Average realized concentrate price (per tonne)	$995	$1,109
Cash Costs (per tonne of concentrate sold)	$829	$797
Financial Data (millions)
Revenues	$13.9	$5.7
Depreciation and depletion	$1.8	$0.7
Earnings from operations	$0.5	$0.6
Capital expenditure on mining interests	$0.1	$0.5

During first quarter, Stratoni mined 54,125 tonnes of run-of-mine ore and produced 12,278 tonnes of lead and zinc concentrate at an average cash cost of $829 per tonne of concentrate sold. During the same period, Stratoni sold 13,968 tonnes of concentrate at an average price of $995 per tonne. Stratoni operating and financial data for 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the EGU acquisition.

Olympias

During the first quarter, Olympias treated 89,112 tonnes of tailings and produced 4,827 payable gold ounces. Commissioning of the plant continued during the quarter with commercial production expected to begin by the end of the second quarter. Capital spending during the quarter totalled $13.5 million, mainly on underground rehabilitation and main decline development.

Development Project Update

Kisladag Phase IV Expansion

Route selection for the 154 kV transmission line was completed and design information provided to the energy provider for construction of the line. Delivery of full power to the site and completion of the main transformer station is scheduled for late 2014.

Procurement of long lead equipment remains on schedule. Delivery of the ancillary mobile equipment fleet began in late 2012. The first shovel and haul truck arrived on site for assembly subsequent to this quarter end. Deliveries of the remaining equipment including haul trucks and loaders remain on schedule.

Earth moving activity on site was completed in the permitted areas during the quarter. Basic engineering work is ongoing to optimize site layout and facilities designs.

Efemcukuru Expansion

Development work at Efemcukuru during the quarter focused on designs for increasing the capacity in the backfill system and the tailings filtration circuit. Work is ongoing.

Perama Hill

Development work at Perama Hill was limited during the quarter while the Company awaited approval of the EIA. Engineering designs to support the Urban Planning application were completed and progress was made on completing the design information required for the construction permit, both of which are required in the next permitting steps leading to construction.

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Olympias

Underground mining and refurbishment continued during the quarter with crews advancing the main Stratoni decline, a water diversion tunnel as well as a secondary access tunnel. New mining equipment was purchased during the quarter and will be delivered during the second quarter of 2013 to increase the mine development rate. Other work underground included installation of backfill piping in the ventilation raise in preparation to fill old mining voids with cemented coarse tails. The backfill plant is being fabricated by a supplier in Thessaloniki. Final site design was completed during the quarter. Civil works began in the second half of April 2013. The tailings retreatment plant continued testing and commissioning during the quarter, with design modifications developed to improve plant throughput.

Skouries

Detailed engineering for Skouries plant buildings and ancillary facilities is approximately 56% complete. Surveying of the open pit and tailings dump areas began in the first quarter 2013 and will be ongoing through midyear. Construction of the underground portal progressed during the quarter with the decline scheduled to begin in the second quarter 2013. Work continued on upgrading site roads and ongoing clearing in approved areas.

The Skouries project suffered an arson attack on February 17th. Project offices and site facilities lost during the attack were replaced during the quarter and activity has returned to normal. The cost of the loss is estimated at approximately $1.0 million with a two week disruption.

Certej

Field activity at Certej during the first quarter was restricted due to winter weather conditions. Construction of the access road to the site is expected to resume in the second quarter 2013, along with work on the waterline and pump station.

Eastern Dragon

No construction work took place at Eastern Dragon during the first quarter due to the winter season and permitting delays.

Tocantinzinho

Optimization of the feasibility study was a primary focus during the first quarter. To date the focus has been on investigating details compiled in the capital cost estimate to improve the level of accuracy. Areas having the greatest proportional impact or having higher levels of certainties are being addressed first. A third party review was completed to look at simplifying layouts and structures as well as optimizing the mine infrastructure. Discussions with mining contractors and equipment vendor representatives have been initiated looking for potential capital cost savings.

Exploration Update

In the first quarter approximately 25,000 meters were drilled on the Company’s exploration programs in Greece, Romania, Turkey and China. The 2013 drilling programs at most exploration sites have not commenced due to weather and scheduling constraints.

Turkey

Drilling commenced at Efemcukuru late in the quarter, focusing on the central portion of the Kokarpinar vein. Five holes were completed, with most reporting thick quartz – rhodonite – sulfide vein intervals; assay results are pending.

No drilling was completed on Turkey reconnaissance projects during the quarter. Fieldwork commenced at the Ardala/Salinbas project in mid-March, with geological mapping and drillcore relogging directed towards refining drill targets for a program scheduled to start in the second quarter. Fieldwork at the Mayislar project in north-western Turkey began in March, including soil sampling, ground magnetic surveying and siting of possible drillholes.

7

Greece

At Perama Hill, drilling was completed during the quarter on infill, sterilization and geotechnical drilling programs.

Drilling in the Chalkidiki district was limited to completion of the final two confirmation drillholes at Skouries. Other exploration activities focused on drillcore logging and geological interpretation of the Piavitsa deposit area and on the Olympias deposit drillcore relogging program. A detailed mapping program at Piavitsa was initiated in mid-March.

China

At Jinfeng, 3,500 meters of exploration drilling were completed during the quarter, all from underground stations. Most drilling tested extensions or infill areas of the F2, F3 and F7 mineralized zones. Several drillholes that targeted the F2-F3 intersection area encountered a zone of mineralization not predicted by the current geological model, including an intercept of 12.0 meters at 9.07 grams per tonne Au (HDDU-200) and 9.0 meters at 10.5 grams per tonne Au (HDDU-0204). No drilling was completed on the regional exploration programs during the quarter.

At White Mountain mine, an exploration drift designed to provide drillsite access for the Deep North Zone is progressing as planned. Resource definition drilling of the North Zone from the exploration drift commenced late in the quarter. No fieldwork was completed on the regional exploration licenses due to snow cover.

At Tanjianshan, drilling was completed during the quarter in the Jinlonggou mine area, testing targets in the south pit wall and M7-main pit bridge areas. Pyritic zones were intersected in both areas, suggesting that the mineralized zones identified in the pit walls have lateral continuity. Interpretation and geological modeling of both the Qinlongtan North project area and the Jinlonggou area are being completed.

Romania

At the Certej project, over 15,000 meters of drilling were completed during the quarter, consisting of infill drilling of a number of target areas in the main deposit and definition of the lateral limits of mineralized system. Positive assay results were received during the month from numerous drillholes, including several on the north and south margins of the deposit that will likely expand the zone of economic mineralization. New assay results include notable intercepts of 24.0 meters at 4.73 grams per tonne Au (CJSD-455); 66.0 meters at 1.34 grams per tonne Au (also CJSD-455); and 53.0 meters at 1.53 grams per tonne Au (CJSD-457). Also of note were narrow veins containing visible gold, intersected in drillhole CJSD-473 on the northern margin of the deposit (“Baiaga Nose” target area).

Brazil

At Tocantinzinho, exploration activities were on hold during the quarter on the three main licenses pending granting of the Project Exploitation License. Soil sampling was completed on one license that is not included in the exploitation application, with a total of 64 lines sampled.

Follow-up infill soil sampling began in February at the Rubens Zilio project, with the two major areas of soil anomalies being further evaluated along 100 meter spaced soil lines.

Sampling programs were completed at the Chapadinha project, with numerous moderate to high grade chip and channel samples reported from areas surrounding artisanal workings. A 2,000 meter drilling program commenced late in the quarter to test several targets. Mineralization consisting of Qtz-Py-Asp veins, veinlets and disseminated Py-Asp has been intercepted in both the quartzite and footwall phyllite units.

8

At the Anicuns project, a significant gold-in-stream sediment anomaly was outlined from a grass-roots prospecting program in late 2012. The Company submitted 35 new applications for exploration licenses to secure land surrounding the anomaly, and a follow-up program of soil sampling, termite mound sampling, and additional stream sediment sampling began late in the quarter.

Corporate Appointments

Rick Thomas was appointed Vice President, Capital Projects on March 18, 2013. Rick is responsible for providing strategic oversight and guidance in the execution of all major capital projects for the Company.

Jason Cho was appointed Manager Business Development on March 25, 2013. Jason is responsible for leading the Company’s business development activities including managing existing joint venture partnerships and searching for value-enhancing opportunities.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Eldorado will host a conference call on Friday, May 3, 2013 to discuss the 2013 First Quarter Financial and Operating Results at 11:30 a.m. EDT (8:30 a.m. PDT). You may participate in the conference call by dialling 416-340-9432 in Toronto or 1-888-340-9642 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold. The call will be available on Eldorado’s website. www.eldoradogold.com. A replay of the call will be available until May 10, 2013 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code:1059970..

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Company’s Q1, 2013 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28,2013.

9

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages:laurelw@eldoradogold.com

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PRODUCTION HIGHLIGHTS

	First Quarter 2013	First Quarter 2012	Second Quarter 2012	Third Quarter 2012	Fourth Quarter 2012
Gold Production
Ounces Sold	189,346	150,661	132,919	154,841	186,973
Ounces Produced[1]	163,768	155,535	140,694	169,565	190,530
Cash Operating Cost ($/oz)[2,4,5]	505	452	480	493	502
Total Cash Cost ($/oz)[3,4,5]	567	529	550	567	566
Realized Price ($/oz - sold)	1,622	1,707	1,612	1,670	1,696
Kişladağ Mine, Turkey
Ounces Sold	70,250	65,164	61,991	83,750	78,151
Ounces Produced	70,221	65,707	61,575	84,016	77,996
Tonnes to Pad	2,915,508	3,140,492	3,259,574	3,245,700	2,960,809
Grade (grams / tonne)	1.29	1.13	1.30	1.05	1.32
Cash Operating Cost ($/oz)[4,5]	334	339	333	334	324
Total Cash Cost ($/oz)[3,4,5]	359	374	357	363	353
Efemcukuru Mine, Turkey
Ounces Sold	50,291	-	-	-	37,046
Ounces Produced	19,856	4,293	8,222	14,442	39,913
Tonnes Milled	86,879	70,646	95,131	93,779	92,600
Grade (grams / tonne)	8.47	8.74	9.60	9.28	9.27
Cash Operating Cost ($/oz)[4,5]	582	-	-	-	583
Total Cash Cost ($/oz)[3,4,5]	619	-	-	-	613
Tanjianshan Mine, China
Ounces Sold	26,207	28,816	27,172	28,944	25,679
Ounces Produced	26,207	28,816	27,172	28,944	25,679
Tonnes Milled	247,061	262,793	245,457	283,654	264,943
Grade (grams / tonne)	3.74	4.00	3.73	3.55	3.42
Cash Operating Cost ($/oz)[4,5]	442	408	432	396	427
Total Cash Cost ($/oz)[3,4,5]	636	605	621	593	632
Jinfeng Mine, China
Ounces Sold	21,683	35,197	25,661	25,805	21,149
Ounces Produced	21,742	35,235	25,630	25,821	21,168
Tonnes Milled	351,901	368,756	337,560	356,575	359,903
Grade (grams / tonne)	2.43	3.17	2.68	2.43	2.30
Cash Operating Cost ($/oz) [4,5]	832	643	786	946	986
Total Cash Cost ($/oz) [3,4,5]	930	715	858	1,044	1,088
White Mountain Mine, China
Ounces Sold	20,915	21,484	18,095	16,342	24,948
Ounces Produced	20,915	21,484	18,095	16,342	24,948
Tonnes Milled	198,934	158,114	188,038	210,114	198,407
Grade (grams / tonne)	3.80	4.46	3.60	3.14	4.34
Cash Operating Cost ($/oz) [4,5]	634	543	622	766	607
Total Cash Cost ($/oz) [3,4,5]	679	588	666	813	652
Olympias, Greece
Ounces Sold	-	-	-	-	-
Ounces Produced[1]	4,827	-	-	-	826
Tonnes Milled	89,112	-	-	-	28,331
Grade (grams / tonne)	3.97	-	-	-	5.07
Cash Operating Cost ($/oz)[4,5]	-	-	-	-	-
Total Cash Cost ($/oz)[3,4,5]	-	-	-	-	-

[1]	Ounces produced include pre-commercial production in Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.

5 Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2013	December 31, 2012

		$	$
ASSETS
Current assets
Cash and cash equivalents		668,615	816,843
Term deposits		158,927	-
Restricted cash		261	241
Marketable securities		3,352	1,988
Accounts receivable and other		93,579	112,324
Inventories		203,883	220,766
		1,128,617	1,152,162
Investments in significantly influenced companies		31,251	27,949
Deferred income tax assets		2,607	3,149
Restricted assets and other		36,905	31,846
Defined benefit pension plan		6,847	4,571
Property, plant and equipment		5,932,883	5,868,742
Goodwill		839,710	839,710
		7,978,820	7,928,129
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		228,113	224,567
Current debt	6	12,442	10,341
		240,555	234,908
Debt	6	583,320	582,974
Asset retirement obligations		80,310	79,971
Deferred income tax liabilities	7	952,287	816,941
		1,856,472	1,714,794
Equity
Share capital	8	5,303,095	5,300,957
Treasury stock		(12,307)	(7,445)
Contributed surplus		71,827	65,382
Accumulated other comprehensive loss		(25,034)	(24,535)
Retained earnings		499,172	594,876
Total equity attributable to shareholders of the Company		5,836,753	5,929,235
Attributable to non-controlling interests		285,595	284,100
		6,122,348	6,213,335
		7,978,820	7,928,129

Approved on behalf of the Board of Directors
(Signed) Robert R. Gilmore Director	(Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amount)

For the quarter ended March 31,	Note	2013	2012
		$	$
Revenue
Metal sales		338,068	271,549

Cost of sales
Production costs		130,368	91,239
Depreciation and amortization		37,114	27,408
		167,482	118,647
Gross profit		170,586	152,902

Exploration expenses		7,624	8,696
General and administrative expenses		16,486	16,162
Defined benefit pension plan expense		629	635
Share based payments		8,877	9,023
Acquisition costs	5	-	17,804
Foreign exchange gain		(102)	(1,107)
Operating profit		137,072	101,689

Loss (gain) on disposal of assets		36	(213)
Gain on marketable securities and other investments		(21)	(1,032)
Loss on investments in significantly influenced companies		909	1,281
Other income		(1,976)	(946)
Asset retirement obligation accretion		339	368
Interest and financing costs		10,501	688

Profit before income tax		127,284	101,543
Income tax expense	7	171,252	27,725
Profit (loss) for the period		(43,968)	73,818

Attributable to:
Shareholders of the Company		(45,463)	67,851
Non-controlling interests		1,495	5,967
Profit (loss) for the period		(43,968)	73,818

Weighted average number of shares outstanding
Basic		714,504	615,147
Diluted		715,364	617,851

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(0.06)	0.11
Diluted earnings (loss) per share		(0.06)	0.11

The accompanying notes are an integral part of these consolidated financial statements

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2013	2012
	$	$

Profit (loss) for the period	(43,968)	73,818
Other comprehensive loss:
Change in fair value of available-for-sale financial assets	(482)	(113)
Realized gains on disposal of available-for-sale financial assets transferred to net income	(17)	(24)
Total other comprehensive loss for the period	(499)	(137)
Total comprehensive income (loss) for the period	(44,467)	73,681

Attributable to:
Shareholders of the Company	(45,962)	67,714
Non-controlling interests	1,495	5,967
Total comprehensive income (loss) for the period	(44,467)	73,681

The accompanying notes are an integral part of these consolidated financial statements

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2013	2012
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		(43,968)	73,818
Items not affecting cash
Asset retirement obligation accretion		339	368
Depreciation and amortization		37,114	27,408
Unrealized foreign exchange loss		121	514
Deferred income tax expense (recovery)	7	135,888	(8,986)
Loss (gain) on disposal of assets		36	(213)
Loss on investments in significantly influenced companies		909	1,281
Gain on marketable securities and other investments		(21)	(1,032)
Share based payments		8,877	9,023
Defined benefit pension plan expense		629	635
		139,924	102,816

Changes in non-cash working capital	11	27,168	(19,541)
		167,092	83,275
Investing activities
Net cash received on acquisition of subsidiary	5	-	18,789
Purchase of property, plant and equipment		(101,214)	(52,514)
Proceeds from the sale of property, plant and equipment		56	659
Proceeds on pre-production sales		4,328	6,064
Proceeds from the sale of marketable securities		332	230
Funding of non-registered supplemental retirement plan investments, net		-	(6,023)
Investments in significantly influenced companies		(6,357)	(696)
Investment in term deposits		(158,927)	-
Decrease in restricted cash		(10)	(1,287)
		(261,792)	(34,778)
Financing activities
Issuance of common shares for cash		1,422	6,090
Dividend paid to shareholders		(50,241)	(49,880)
Purchase of treasury stock		(6,294)	(6,011)
Long-term and bank debt proceeds		12,412	-
Long-term and bank debt repayments		(10,354)	(5,563)
Loan financing costs		(473)	-
		(53,528)	(55,364)
Net decrease in cash and cash equivalents		(148,228)	(6,867)
Cash and cash equivalents - beginning of period		816,843	393,763

Cash and cash equivalents - end of period		668,615	386,896

The accompanying notes are an integral part of these consolidated financial statements

15

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2013	2012
		$	$
Share capital
Balance beginning of period		5,300,957	2,855,689
Shares issued upon exercise of share options, for cash		1,422	6,090
Transfer of contributed surplus on exercise of options		716	6,508
Shares issued on acquisition of European Goldfields Ltd.	5	-	2,380,140
Transfer of contributed surplus on exercise of deferred phantom units		-	10,522
Balance end of period		5,303,095	5,258,949

Treasury stock
Balance beginning of period		(7,445)	(4,018)
Purchase of treasury stock		(6,294)	(6,011)
Shares redeemed upon exercise of restricted share units		1,432	1,572
Balance end of period		(12,307)	(8,457)

Contributed surplus
Balance beginning of period		65,382	30,441
Share based payments		8,593	8,215
Shares redeemed upon exercise of restricted share units		(1,432)	(1,572)
Options issued on acquisition of European Goldfields Ltd.	5	-	31,130
Deferred phanton units granted on acquisition of European Goldfields Ltd.		-	29,105
Transfer to share capital on exercise of options and deferred phantom units		(716)	(17,030)
Balance end of period		71,827	80,289

Accumulated other comprehensive loss
Balance beginning of period		(24,535)	(10,069)
Other comprehensive loss for the period		(499)	(137)
Balance end of period		(25,034)	(10,206)

Retained earnings
Balance beginning of period		594,876	382,716
Dividends paid		(50,241)	(49,880)
Profit (loss) attributable to shareholders of the Company		(45,463)	67,851
Balance end of period		499,172	400,687
Total equity attributable to shareholders of the Company		5,836,753	5,721,262

Non-controlling interests
Balance beginning of period		284,100	56,487
Profit attributable to non-controlling interests		1,495	5,967
Acquired non-controlling interest	5	-	260,093
Balance end of period		285,595	322,547

Total equity		6,122,348	6,043,809

The accompanying notes are an integral part of these consolidated financial statements

16